July 1, 2005



Mark R. Ruh
White River Capital, Inc.
250 North Shadeland Avenue
Indianapolis, Indiana 46219

Re:	White River Capital, Inc.
	Amendment No. 3 to Registration Statement on Form S-1 and
Form
S-4
      Filed June 24, 2005
	File No. 333-123909

Dear Mr. Ruh:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions And Answers About The Meeting Proposals For The Special
Meeting And About The Subscription Offering
About The Special Meeting
When Do You Expect The Transactions To Be Completed?, page 3

1. Update the disclosure appearing in the third paragraph with regard to White River`s purchase of UAC`s outstanding restructured notes from UAC`s creditors in the creditor buyout. In addition, all other related changes should be made to the filing.

About The Share Exchange
What Will Happen To UAC After The Share Exchange?, page 3

2. Revise the disclosure in the second paragraph to be consistent with the information presented in "The Subscription Offering - Use Of
Proceeds" on page 154.

About The Subscription Offering
What Will Happen If I Choose Not To Purchase Additional Shares Of
White River In The Subscription Offering?, page 6

3. Revise the pro forma book value per share to be $9.62 at December
31, 2004 and the dilution per share amount to be $.38 consistent with the amounts appearing on page 2.

About The Proposed Acquisition Of Coastal Credit
What Are The Most Significant Conditions To Completion Of The
Proposed Acquisition Of Coastal Credit?, page 7

4. Revise the bullet point disclosure to be consistent with the information presented on page 21 "Summary - Meeting Proposal 2:
The
Acquisition Of Coastal Credit - Conditions To The Acquisition -
Conditions To The Obligation Of White River".

Summary
Purpose And Overview - The Subscription Offering, page 10

5. Revise to state that proceeds may be used to partially fund
White
River`s purchase of claims of UAC creditors in the creditor buyout (or repay a bridge loan obtained from Castle Creek funds for such purpose).



					*	*	*


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris Harley at (202) 551-3695 or Don
Walker,
Senior Assistant Chief Accountant, (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3491 with any other questions.



						Sincerely,


						Todd K. Schiffman
						Assistant Director


cc:	Eric R. Moy, Esq.
	Julie A. Russell, Esq.
	Barnes & Thornburg LLP
	11 South Meridian Street
	Indianapolis, Indiana 46204

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Mark R. Ruh
White River Capital, Inc.
July 1, 2005
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